EXHIBIT 99.11
INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Dollars in millions except share and per share data)
	As of
	March 31, 2005 (1)	December 31, 2005
		(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$410	$477
Investment in liquid mutual fund units	278	492
Trade accounts receivable, net of allowances	303	310
Deferred tax assets	2	2
Prepaid expenses and other current assets	35	39
Unbilled revenue	32	35

Total current assets	1,060	1,355

Property, plant and equipment, net	352	457
Goodwill	8	8
Deferred tax assets	8	11
Other assets	26	31

Total Assets	$1,454	$1,862

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$2
Client deposits	7	3
Other accrued liabilities	124	140
Deferred tax liabilities	—	1
Income taxes payable	23	17
Unearned revenue	20	42

Total current liabilities	175	205

Non-current liabilities
Preferred stock of subsidiary	21	—
Other non-current liabilities	5	5
Minority interests	—	13
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding - 270,570,549 and 274,525,163 equity shares as of March 31, 2005 and December 31, 2005 respectively	31	31
Additional paid-in capital	266	379
Accumulated other comprehensive income	33	(6)
Retained earnings	923	1,235

Total stockholders’ equity	1,253	1,639

Total Liabilities and Stockholders’ Equity	$1,454	$1,862

(1)	March 31, 2005 balances were obtained from audited financial statements
See accompanying notes to the unaudited consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	(Dollars in millions except share and per share data)
	Three months ended December 31,		Nine months ended December 31,
	2004	2005	2004	2005

Revenues	$423	$559	$1,137	$1,559
Cost of revenues	241	319	642	890

Gross profit	182	240	495	669

Operating Expenses:
Selling and marketing expenses	26	35	76	102
General and administrative expenses	34	41	91	124
Amortization of intangible assets	—	—	1	—

Total operating expenses	60	76	168	226

Operating income	122	164	327	443
Other income, net	11	(1)	17	15

Income before income taxes and minority interest	133	163	344	458
Provision for income taxes	21	18	52	52

Income before minority interest	112	145	292	406
Minority interest	—	2	—	3

Net income	$112	143	292	403

Earnings per equity share
Basic	$0.42	$0.53	$1.09	$1.49
Diluted	$0.40	$0.51	$1.07	$1.44

Weighted average equity shares used in computing earnings per equity share
Basic	267,360,142	272,357,876	266,307,767	270,875,779
Diluted	275,372,238	279,912,922	272,581,961	278,434,381
See accompanying notes to the unaudited consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

					Accumulated other		(Dollars in millions)
	Common stock		Additional paid-	Comprehensive	comprehensive	Retained	Total stockholders’
	Shares	Par value	in capital	income	income	earnings	equity

Balance as of March 31, 2004	266,564,224	$9	$157		$39	$748	$953

Common stock issued	2,892,080	—	67		—	—	67
Cash dividends	—	—	—		—	(222)	(222)
Income tax benefit arising on exercise of stock options	—	—	4		—	—	4
Stock split effected in the form of a stock dividend	—	22	—		—	(22)	—
Comprehensive income
Net income	—	—	—	$292	—	292	292
Other comprehensive income
Translation adjustment	—	—	—	3	3	—	3

Comprehensive income				$295

Balance as of December 31, 2004	269,456,304	$31	$228		$42	$796	$1,097

Balance as of March 31, 2005	270,570,549	$31	$266		$33	$923	$1,253

Common stock issued	3,954,614	—	101		—	—	101
Cash dividends	—	—	—		—	(91)	(91)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	—	—	12		—	—	12
Comprehensive income
Net income	—	—	—	$403	—	403	403
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes				1	1	—	1
Translation adjustment	—	—	—	(40)	(40)	—	(40)

Comprehensive income				$364

Balance as of December 31, 2005	274,525,163	$31	$379		$(6)	$1,235	$1,639

See accompanying notes to the unaudited consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in millions)
	Nine months ended December 31,
	2004	2005

Operating Activities:
Net income	$292	$403
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	42	66
Deferred taxes	(3)	(2)
Changes in assets and liabilities
Trade accounts receivable	(85)	(16)
Prepaid expenses and other current assets	(1)	(2)
Unbilled revenue	(5)	(4)
Income taxes	11	(3)
Accounts payable	—	2
Client deposits	(7)	(4)
Unearned revenue	11	23
Other accrued liabilities	13	20

Net cash provided by operating activities	268	483

Investing Activities:
Expenditure on property, plant and equipment	(130)	(184)
Loans to employees	1	(1)
Non-current deposits placed with corporations	(11)	(9)
Withdrawal of non-current deposits with corporations	—	1
Investment in liquid mutual fund units	(56)	(418)
Redemption of liquid mutual fund units	32	193

Net cash used in investing activities	(164)	(418)

Financing Activities:
Proceeds from issuance of common stock	67	101
Payment of dividends	(222)	(91)

Net cash (used in)/provided by financing activities	(155)	10

Effect of exchange rate changes on cash	(5)	(8)
Net increase / (decrease) in cash and cash equivalents during the period	(56)	67
Cash and cash equivalents at the beginning of the period	445	410

Cash and cash equivalents at the end of the period	$389	$477

Supplementary information:
Cash paid towards taxes	$43	$58
See accompanying notes to the unaudited consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1. Company overview and significant accounting policies
1.1 Company overview
Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the company offers software products for the banking industry and business process management services.
1.2 Basis of preparation of financial statements
The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation. Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.
Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2005.
1.3 Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.
1.4 Revenue recognition
The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.
Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.
The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.
In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.
Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.
When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.
1.5 Cash and cash equivalents
The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.
1.6 Investments
Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.
Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.
The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.
1.7 Property, plant and equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years

Plant and equipment	5 years	Computer equipment	2-5 years

Furniture and fixtures	5 years
The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.
The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.
1.8 Business combinations
Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.
1.9 Goodwill
Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10 Intangible assets
Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.
Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.
1.11 Research and development
Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.
1.12 Foreign currency
The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in “Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.
Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.
1.13 Earnings per share
Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group’s holding of the subsidiary’s securities.
If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.
1.14 Income taxes
Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.
1.15 Fair value of financial instruments
In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16 Concentration of risk
Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2005 and December 31, 2005 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.
1.17 Derivative financial instruments
The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.
1.18 Retirement benefits to employees
1.18.1 Gratuity
In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.
Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.
1.18.2 Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Till March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon were also eligible for superannuation benefit. Progeon made monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trusts.
1.18.3 Provident fund
Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates.
In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.
1.19 Stock-based compensation
The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock based Compensation, to stock-based employee compensation.

	(Dollars in millions except per share data)
	Nine months ended December 31,
	2004	2005

Net income, as reported	$292	$403
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(22)	(9)

Pro forma net income	$270	$394

Earnings per share:
Basic — as reported	$1.09	$1.49
Basic — pro forma	$1.01	$1.45
Diluted — as reported	$1.07	$1.44
Diluted — proforma	$0.99	$1.41
There have been no grants of stock options by Infosys Technologies Limited during the nine months ended December 31, 2004 and 2005.
1.20 Dividends
Final dividends on equity shares are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.
2. Notes to the unaudited consolidated financial statements
2.1 Trade accounts receivable
Trade accounts receivable as of March 31, 2005 and December 31, 2005, net of allowance for doubtful accounts of $4 million and $2 million respectively, amounted to $303 million and $310 million. The age profile of trade accounts receivable, net of allowances is given below.

	In %
	As of
	March 31, 2005	December 31, 2005

Period (in days)
0 - 30	55.2	62.6
31 - 60	32.2	27.6
61 - 90	4.6	6.5
More than 90	8.0	3.3

	100.0	100.0

2.2 Related parties
The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $25 million were outstanding as of March 31, 2005 and December 31, 2005. The estimated fair values of related party receivables amounted to $21 million as of March 31, 2005 and December 31, 2005. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.
The required repayments of employee loans outstanding as of December 31, 2005 are as detailed below.

(Dollars in millions)
Twelve months ending December 31,

2006	$17
2007	4
2008	2
2009	1
2010	1

$25

2.3 Preferred stock of subsidiary
Infosys holds a majority of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC was issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration approximating $20 million.
The stock subscription agreement provided that unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon’s initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event. The term “Liquidity Event” includes any of a decision of the Board of Directors of Progeon to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of Progeon. Each preference share was convertible into one equity share of par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.
The carrying value of the preference shares was $21 million as of March 31, 2005. On June 30, 2005, the preference shares have been converted to equity shares of Progeon as per the terms of the stock subscription agreement. As of December 31, 2005, CIFC holds 8,750,000 equity shares of Progeon. Infosys’ percentage ownership in Progeon immediately before and immediately after the conversion of preference shares was 99.5% and 73.4% respectively. The transaction resulted in a change of $12 million in the proportionate share of Infosys in the equity of Progeon and the change has been accounted for as an equity transaction in consolidation.
2.4 Other income, net
Other income, net, consists of the following:

	(Dollars in millions)
	Nine months ended December 31,
	2004	2005

Interest income	$12	$17
Income from mutual fund investments	6	13
Foreign exchange loss, net	(1)	(15)

	$17	$15

2.5 Income taxes
The provision for income taxes in the income statement comprises:

	(Dollars in millions)
	Nine months ended December 31,
	2004	2005

Current taxes
Domestic taxes	$12	$17
Foreign taxes	43	37

	55	54

Deferred taxes
Domestic taxes	(1)	(1)
Foreign taxes	(2)	(1)

	(3)	(2)

Aggregate taxes	$52	$52

All components of the aggregate taxes of $52 million for the nine months ended December 31, 2004 and 2005 are allocated to the continuing operations of the company. Foreign current taxes for the nine months ended December 31, 2005 include a credit of $5 million being the effect of a change in the estimate of taxes payable in a foreign jurisdiction. The decrease in the estimate arose on completion of assessment proceedings by taxation authorities.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	(Dollars in millions)
	As of
	March 31,	December 31,
	2005	2005

Deferred tax assets:
Property, plant and equipment	$8	$11
Allowances on trade accounts receivable	1	—
Investments	1	1
Compensated absences and other accruals	1	1
Others	—	1

	11	14
Less: Valuation allowance	(1)	(1)

	10	13

Deferred tax liabilities:
Unrealized gain on investments in liquid mutual fund units	—	(1)

Net deferred tax assets	$10	$12

2.6 Earnings per share
The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Nine months ended December 31,
	2004	2005

Basic earnings per equity share — weighted average number of common shares outstanding excluding unallocated shares of ESOP	266,307,767	270,875,779
Effect of dilutive common equivalent shares — stock options outstanding	6,274,194	7,558,602

Diluted earnings per equity share — weighted average number of common shares and common equivalent shares outstanding	272,581,961	278,434,381

2.7 Derivative financial instruments
The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $353 million and $15 million as of March 31, 2005 and December 31, 2005 respectively. The foreign exchange forward contracts mature between one to 12 months. As of December 31, 2005, the company held foreign currency option contracts of $26 million and range barrier options of $238 million, Euro 6 million and United Kingdom Pound Sterling 6 million.
2.8 Segment reporting
SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.
Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.
Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.
Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.
2.8.1 Industry segments

(Dollars in millions)
	Financial
Nine months ended December 31, 2004	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$395	$167	$207	$114	$254	$1,137
Identifiable operating expenses	167	73	87	45	103	475
Allocated expenses	107	39	50	27	70	293

Segmental operating income	$121	$55	$70	$42	$81	$369

Unallocable expenses						42

Operating income						327
Other income, net						17

Income before income taxes						344
Provision for income taxes						52

Net income						$292

	Financial
Nine months ended December 31, 2005	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$561	$213	$257	$159	$369	$1,559
Identifiable operating expenses	236	94	97	65	148	640
Allocated expenses	147	54	61	43	106	411

Segmental operating income	$178	$65	$99	$51	$115	$508

Unallocable expenses						65

Operating income						443
Other income, net						15

Income before income taxes and minority interest						458
Provision for income taxes						52

Income before minority interest						406
Minority interest						3

Net income						$403

2.8.2 Geographic segments

(Dollars in millions)
				Rest of the
Nine months ended December 31, 2004	North America	Europe	India	World	Total

Revenues	$746	$250	$21	$120	$1,137
Identifiable operating expenses	313	101	5	56	475
Allocated expenses	184	59	5	46	294

Segmental operating income	$249	$90	$11	$18	$368

Unallocable expenses					41

Operating income					327
Other income, net					17

Income before income taxes					344
Provision for income taxes					52

Net income					$292

				Rest of the
Nine months ended December 31, 2005	North America	Europe	India	World	Total

Revenues	$1,009	$377	$27	$146	$1,559
Identifiable operating expenses	422	150	13	55	640
Allocated expenses	259	91	7	54	411

Segmental operating income	$328	$136	$7	$37	$508

Unallocable expenses					65

Operating income					443
Other income, net					15

Income before income taxes and minority interest					458
Provision for income taxes					52

Income before minority interest					406
Minority interest					3

Net income					$403

2.8.3 Significant clients
No client individually accounted for more than 10% of the revenues in the nine months ended December 31, 2004 and 2005.